SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Tubos de Acero de México, S.A.

(Name of Subject Company)

Tubos de Acero de México, S.A.

(Name of Person Filing Statement)

Tubos de Acero de México, S.A.

(“Tamsa”) Ordinary Shares,
no par value
and
Tamsa American Depositary Shares
(each representing 5 Ordinary Shares)
(Title of Class of Securities)

N/A

(CUSIP Number of Ordinary Shares)

8985925069

(CUSIP Number of American Depositary Shares)

Alfredo Berisso

Techint Inc.
420 Fifth Ave., 18th Floor
New York, New York 10018
(212) 376-6500
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      The name of the subject company is Tubos de Acero de México, S.A., or Tamsa, a corporation organized under the laws of the United Mexican States. Tamsa’s principal executive offices are located at Edificio Parque Reforma, Campos Elíseos 400 — Piso 17, Col. Chapultepec Polanco, 11560 México, D.F., México. Tamsa’s telephone number is (52) 555-282-9913.

      The titles of the classes of equity securities to which this statement relates are ordinary shares of Tamsa, having no par value, referred to in this Schedule as Tamsa shares, and American Depositary Shares, or ADSs, each representing five Tamsa shares, referred to in this Schedule as Tamsa ADSs. The Tamsa ADSs are evidenced by American Depositary Receipts. As of July 31, 2003, a total of 339,284,120 Tamsa shares were issued and outstanding. As of July 31, 2003, a total of 18,513,280 Tamsa shares were registered in the name of the depositary for Tamsa’s ADR program.

Item 2.	Identity and Background of Filing Person

      The name, business address and business telephone number of Tamsa, as the subject company and the person filing this statement, are set forth in Item 1 above.

      This Schedule relates to an exchange offer, or the exchange offer, by Tenaris S.A., or Tenaris, a corporation organized under the laws of the Grand Duchy of Luxembourg, under which Tenaris is offering, upon the terms and subject to the conditions set forth in the prospectus dated August 8, 2003, referred to in this Schedule as the prospectus, and in the related letter of transmittal, to exchange:

•	one newly issued Tenaris American Depositary Share, or ADS, (representing 10 of Tenaris’s ordinary shares, par value USD1.00 per share) for every 9.4520 Tamsa shares tendered; and

•	one newly issued Tenaris ADS for every 1.8904 Tamsa ADSs (each representing five ordinary shares of Tamsa) tendered.

      The exchange offer is described in the sections of the prospectus entitled “Questions and Answers About the Exchange Offer” and “Part Three — The Exchange Offer,” which are incorporated into this Schedule by reference, and in an exchange offer statement on Schedule TO filed by Tenaris with the United States Securities and Exchange Commission, or the SEC, on July 11, 2003 (as amended and supplemented from time to time, referred to in this Schedule as the Schedule TO). The exchange offer is open to all holders of Tamsa ADSs and to all holders of Tamsa shares.

      Holders of Tamsa ADSs who do not want to accept the exchange offer must surrender their Tamsa ADSs to JPMorgan Chase Bank, or JPMorgan Chase, as depositary for Tamsa’s ADR program, or the Tamsa depositary, and withdraw the underlying deposited Tamsa shares before the expiration of the exchange offer. Otherwise, the Tamsa depositary will automatically tender the Tamsa ADSs into the exchange offer.

      Holders of Tamsa shares who want to participate in the exchange offer must deposit their Tamsa shares with the Tamsa depositary before 5:00 p.m., New York City time (4:00 p.m., Mexico City time) on September 10, 2003. After obtaining the Tamsa ADSs corresponding to the Tamsa shares deposited, holders of Tamsa ADSs must follow the procedures for tendering Tamsa ADSs described in the prospectus.

      Subject to applicable law, Tenaris will not be required to consummate the exchange offer if any legal restraints or prohibitions are imposed on the exchange offer, if government approvals that may be required subsequent to the date of the prospectus are not received, or if a material adverse change occurs in the businesses of Tenaris or Tamsa. Tenaris has reserved the right to modify or waive any of these conditions in its discretion, subject to applicable law.

      Effective on August 11, 2003, Tenaris and Tamsa petitioned the Mexican Stock Exchange to delist the Tamsa shares, subject to applicable law. In addition, Tamsa will terminate the deposit agreement relating to Tamsa ADSs effective on September 12, 2003. As a result, following consummation of the exchange offer holders of Tamsa ADSs will no longer hold or be able to hold Tamsa ADSs, and, instead, will only hold (and be able to hold) Tamsa shares.

      Tenaris’s registered office is located at 13, rue Beaumont, L-1219, Luxembourg.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      Except as described herein (including the exhibits hereto) or incorporated herein by reference, to the knowledge of Tamsa, as of the date of this Schedule there exists no material agreement, arrangement or understanding or actual or potential material conflict of interest between Tamsa or its affiliates and (1) Tamsa’s executive officers, directors or affiliates or (2) Tenaris or its executive officers, directors or affiliates. The information set forth in Item 4.B. entitled “Information about the Company — Tenaris” of Tamsa’s annual report of Form 20-F filed with the SEC for the fiscal year 2002 is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

      At the meeting of Tamsa’s board of directors on August 11, 2003, the board of directors determined that the exchange offer is fair to the holders of Tamsa shares and ADSs, other than Tenaris and its affiliates. Mexican law does not require a subject company to recommend acceptance or rejection of an exchange offer, but simply to state an opinion in connection with the exchange offer. Accordingly, as permitted by Mexican law, the board of directors stated its opinion in favor of the exchange offer but expressed no recommendation as to whether or not holders of Tamsa shares or ADSs tender should accept the exchange offer or tender their Tamsa shares or ADSs in exchange for Tenaris shares or ADSs.

      Pursuant to Mexican law, directors with conflicts of interest must abstain from discussion and voting on the exchange offer in the relevant board meeting. Accordingly, these directors did not discuss or vote on the exchange offer at the board meeting on August 11, 2003.

Reasons for the Opinion

      In arriving at its opinion, the board of directors reviewed and analyzed a number of materials and considered a number of factors, including, but not limited to, the following:

•	the registration statement on Form F-4 of Tenaris (including the prospectus that forms a part thereof), as filed with the SEC on August 8, 2003;

•	the fact that the exchange offer is proposed on essentially similar terms and conditions, especially with respect to the exchange ratio, as the exchange offer consummated on December 17, 2002, also known as the first exchange offer, by Tenaris to exchange its shares and ADSs for the outstanding shares and ADSs of Tamsa and Siderca S.A.I.C. and all the outstanding shares of Dalmine S.p.A. not already beneficially owned by Tenaris or its affiliates; and

•	the trading history of the shares and ADSs of Tamsa and Tenaris following the completion of the first exchange offer.

Intent to Tender

      To the best of Tamsa’s knowledge, none of Tamsa’s executive officers, directors, alternate directors, statutory auditors and alternate statutory auditors own any Tamsa shares or ADSs. Thus, to the best of Tamsa’s knowledge, no such persons plan to tender any Tamsa shares or ADSs pursuant to the terms of the exchange offer.

      None of Tamsa’s affiliates that own Tamsa shares or ADSs plan to tender their Tamsa shares and ADSs.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

      Tamsa has not directly or indirectly employed, retained, or compensated any person to make solicitations or recommendations in connection with the exchange offer, except that such solicitations or recommendations may be made by directors, officers or employees of Tamsa, for which they shall receive no additional compensation.

Item 6.	Interest in Securities of the Subject Company

      No transactions in Tamsa shares have been effected during the past 60 days by Tamsa or, to the knowledge of Tamsa, by any executive officer, director, affiliate or subsidiary of Tamsa.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as set forth herein (including the exhibits hereto) or incorporated herein by reference, Tamsa is not currently undertaking or engaged in any negotiations in response to the exchange offer that relates to or would result in, one or more of the following or a combination thereof: (1) a tender offer for or other acquisition of Tamsa’s securities by Tamsa, any subsidiary of Tamsa or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Tamsa or any subsidiary of Tamsa; (3) a purchase, sale or transfer of a material amount of assets of Tamsa or any subsidiary of Tamsa; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Tamsa.

      Except as set forth herein (including the exhibits hereto) or incorporated herein by reference, there are no transactions, resolutions of the Tamsa board of directors, agreements in principle or signed contracts that have been entered into in response to the exchange offer that relate to one or more of the events referred to in the preceding paragraph.

      Following its delisting from the Mexican Stock Exchange, Tamsa will no longer be required to have independent directors and is expected not to have any independent directors in the future.

Item 8.	Additional Information

      Not applicable.

Item 9.	Exhibits

*(a)(1)	Prospectus mailed to investors, dated August 8, 2003
**(a)(2)	Letter of Transmittal
**(a)(3)	Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients
**(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
**(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
**(a)(6)	Text of press release announcing commencement of the exchange offer, dated August 11, 2003
(e)(1)	Atlas Bradford Technology Sublicense Agreement, dated May 24, 2002, between Tenaris Connections B.V. and Tamsa (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2002)
(e)(2)	Tenaris Premium Connections Technology License Agreement, dated July 10, 2002, between Tenaris Connections B.V. and Tamsa, and Addendum thereto, dated November 10, 2002 (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2002)
+(e)(3)	Amended and Restated Export Agency Agreement, dated October 4, 2000, between Tubos de Acero de México S.A. and Techint Engineering L.L.C.
+(e)(4)	Assignment Agreement, dated October 15, 2002, between Techint Engineering L.L.C. and Tenaris Global Services LLC relating to the assignment of export agency agreements
(e)(5)	Service Agreement dated as of August 30, 2001, between Tamsa and Exiros México, S.A. de C.V. (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2001)
(e)(6)	Business Opportunities Agreement dated as of March 30, 2001 between Tamsa, Siderca and Dalmine (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000)
+(e)(7)	Cost Contribution Agreement, dated May 11, 1999, between Siderca S.A.I.C., Tubos de Acero de México S.A. and Dalmine S.p.A.
+(e)(8)	Agreement relating to the contribution of the shares of the Argentine company Santa María S.A.I.F., dated May 23, 2002, between Sidertubes S.A. and Tenaris Holding S.A. (later renamed Tenaris S.A.)
+(e)(9)	Excerpts from deed relating to spin-off of Santa María S.A.I.F.’s assets to Invertub S.A., dated July 10, 2002 (English translation)

*	Filed with the Commission as part of Pre-Effective Amendment No. 1 to Tenaris’s Registration Statement on Form F-4 (File No. 333-106778), and incorporated herein by reference.

**	Filed as an exhibit to Tenaris’s tender offer statement on Schedule TO dated August 11, 2003, and incorporated herein by reference.

+	Filed as an exhibit to the Registration Statement on Form F-4 filed by Tenaris S.A. (File No. 333-99769), and incorporated herein by reference.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUBOS DE ACERO DE MEXICO, S.A.

By:	/s/ GERARDO VARELA

Name: Gerardo Varela
Title: Chief Financial Officer

By:	/s/ CECILIA BILESIO

Name: Cecilia Bilesio

Title:	Assistant to Chairman of the Board of Directors and Corporate Affairs

Dated: August 11, 2003

EXHIBIT INDEX

*(a)(1)	Prospectus mailed to investors, dated August 8, 2003
**(a)(2)	Letter of Transmittal
**(a)(3)	Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients
**(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
**(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
**(a)(6)	Text of press release announcing commencement of the exchange offer, dated August 11, 2003
(e)(1)	Atlas Bradford Technology Sublicense Agreement, dated May 24, 2002, between Tenaris Connections B.V. and Tamsa (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2002)
(e)(2)	Tenaris Premium Connections Technology License Agreement, dated July 10, 2002, between Tenaris Connections B.V. and Tamsa, and Addendum thereto, dated November 10, 2002 (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2002)
+(e)(3)	Amended and Restated Export Agency Agreement, dated October 4, 2000, between Tubos de Acero de México S.A. and Techint Engineering L.L.C.
+(e)(4)	Assignment Agreement, dated October 15, 2002, between Techint Engineering L.L.C. and Tenaris Global Services LLC relating to the assignment of export agency agreements
(e)(5)	Service Agreement dated as of August 30, 2001, between Tamsa and Exiros México, S.A. de C.V. (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2001)
(e)(6)	Business Opportunities Agreement dated as of March 30, 2001 between Tamsa, Siderca and Dalmine (such agreement is incorporated herein by reference to Tamsa’s annual report on Form 20-F for the fiscal year 2000)
(e)(7)	Cost Contribution Agreement, dated May 11, 1999, between Siderca S.A.I.C., Tubos de Acero de México S.A. and Dalmine S.p.A.
+(e)(8)	Agreement relating to the contribution of the shares of the Argentine company Santa María S.A.I.F., dated May 23, 2002, between Sidertubes S.A. and Tenaris Holding S.A. (later renamed Tenaris S.A.)
+(e)(9)	Excerpts from deed relating to spin-off of Santa María S.A.I.F.’s assets to Invertub S.A., dated July 10, 2002 (English translation)

*	Filed with the Commission as part of Pre-Effective Amendment No. 1 to Tenaris’s Registration Statement on Form F-4 (File No. 333-106778), and incorporated herein by reference.

**	Filed as an exhibit to Tenaris’s tender offer statement on Schedule TO dated August 11, 2003, and incorporated herein by reference.

+	Filed as an exhibit to the Registration Statement on Form F-4 filed by Tenaris S.A. (File No. 333-99769), and incorporated herein by reference.